Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD June 03	YTD June 04	YTD June 03	YTD June 04

Cash received from customers	144.973	171.834	207,4	270,1
Financial income received	3.652	705	5,2	1,1
Dividends and other distributions	68	30	0,1	0,0
Other incomes	332	1.813	0,5	2,8
Payments to suppliers and employees	(142.174)	(169.374)	(203,4)	(266,2)
Interests paid	(6.957)	(5.244)	(10,0)	(8,2)
Income taxes paid	(199)	(432)	(0,3)	(0,7)
Other expenses	(1.141)	(322)	(1,6)	(0,5)
Added Value Tax and others	(4.193)	(5.997)	(6,0)	(9,4)
Net cash flow from operating activities	(5.639)	(6.987)	(8,1)	(11,0)

Sale of Property, Plant and Equipment	432	976	0,6	1,5
Sale of permanent investments	137	121	0,2	0,2
Sale of other investments	8.054	28.069	11,5	44,1
Other proceeds from investments	-	-	-	-
Acquisition of fixed assets	(1.283)	(2.225)	(1,8)	(3,5)
Permanent investments	-	(3)	-	(0,0)
Other disbursements	(15.056)	-	(21,5)	-
Net cash flow used in investing activities	(7.716)	26.938	(11,0)	42,3

Issuance of shares	63.475	-	90,8	-
Loans obtained	17.246	21.556	24,7	33,9
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(18)	(68)	(0,0)	(0,1)
Repayments of bank borrowings	(53.593)	(15.857)	(76,7)	(24,9)
Repayments of bonds	(9.819)	(25.058)	(14,0)	(39,4)
Payment of expenses related to shares issuance	(239)	-	(0,3)	-
Others	-		-	-
Net cash flow provided by financing activities	17.052	(19.427)	24,4	(30,5)

Net cash flow for the period	3.697	524	5,3	0,8

Effect of price-level restatements on cash and cash equivalents	240	54	0,3	0,1

Net increase in cash and cash equivalents	3.937	578	5,6	0,9

Cash and cash equivalents at the beginning of year	7.891	5.464	11,3	8,6

Cash and cash equivalents at end of the period	11.828	6.042	16,9	9,5

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1 Exchange rate on June 2004 US$1.00 = 636,3
Exchange rate on June 2003 US$1.00 = 699,12

Última actualización 13/08/2004